CONSENT OF AUTHOR

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island Securities Office

Dear Sirs/Mesdames:

Reference is made to the section titled “Business of the Company” in the short form prospectus dated May 10, 2010 (the “Prospectus”) and certain statements relating to the mineral properties of MAG Silver Corp. contained therein that have been prepared by, or which the preparation has been supervised by, the undersigned (the “Information”).

In connection with the filing of the Prospectus, the undersigned consents to the use of his name in the Prospectus and to the inclusion of the Information in the Prospectus.

The undersigned hereby confirms that he has read the Prospectus and the documents incorporated by reference therein, and that the Prospectus fairly and accurately represents the Information and that he has no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Information or that are within his knowledge as a result of the services performed by the undersigned in connection with the Information.

DATED May 10, 2010.

(Signed) “Peter Megaw”

______________________________________
Dr. Peter Megaw, Ph.D, C.P.G.